

December 13, 2012

<u>Via E-mail</u>
Eric Montandon
Chief Executive Officer
Asia8, Inc.
700 Lavaca Street
Suite 1400
Austin, TX 78701

> **Re: Asia8, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 0-27735**

Dear Mr. Montandan:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please tell us about any contacts with Iran, Syria, or Sudan since your letter to us of September 17, 2009. In this regard, you disclose in the 10-K that you and WWA Group, Inc. do business in the Middle East and Africa, regions that include the referenced countries. We also note the disclosure about the cautionary letter WWA Group received from OFAC regarding past exports to Iran, Syria and Sudan, and note that WWA Group's website currently states that Dubai is an ideal point from which to serve the huge markets of several countries including Iran. As you are aware, Iran, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us

the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan since your prior letters, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements, including through WWA Group. Your response should describe any products, equipment, components, or technology you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Ruairidh Campbell, Esq.
        Orsa & Company

        Mara Ransom
        Assistant Director
        Division of Corporation Finance